Pursuant to Rule 433

Registration No. 333-233276

May 8, 2020

GATX Corporation

PRICING TERM SHEET

May 8, 2020

Issuer:	GATX Corporation

Pricing Date:	May 8, 2020

Expected Settlement Date:	May 12, 2020 (T+2)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Security:	4.000% Senior Notes due 2030

Size:	$500,000,000

Maturity Date:	June 30, 2030

Coupon:	4.000%

Interest Payment Dates:	June 30 and December 30, commencing December 30, 2020

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	107-25; 0.675%

Spread to Benchmark Treasury:	+335 basis points

Yield to Maturity:	4.025%

Price to Investors:	99.787%

Redemption:	At any time prior to March 30, 2030, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 50 basis points; and on or after March 30, 2030, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

CUSIP/ISIN:	361448 BF9 / US361448BF99

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. Loop Capital Markets LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.